

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2014

<u>Via E-mail</u>
John H. Freeman
Chief Executive Officer
Dataram Corporation
Route 571
P.O. Box 7258
Princeton, New Jersey 08543

>   **Re: Dataram Corporation**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed on September 18, 2014**
>   **File No. 001-08266**

Dear Mr. Freeman:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Proposal 2 – Approval of the Issuance of more than 20% of the Company's Issued and Outstanding Common Stock in Certain Offerings, page 7</u>

1.   You have presented multiple matters to be voted upon under a single proposal. Proposal 2 combines at least four separate matters to be voted upon: (1) the issuance of common stock upon the conversion of the Bridge Notes and exercise of the Warrants from the 2014 Bridge Financing, (2) the issuance of Series A Preferred Stock in connection with the Preferred Stock Transaction, (3) the issuance of common stock upon the conversion of the Series A Preferred Stock and the Preferred Stock Warrants from the Preferred Stock Transaction and (4) the terms of the Waiver and Consent between the Company and the Institutional Investors. Exchange Act Rules 14a-4(a)(3) and 14a-4(b)(1) require that you identify clearly each separate matter intended to be acted upon and provide an opportunity to vote on each separate matter presented. Please revise your proxy statement to present each matter as separate proposals.

2. In revising your proxy statement to unbundle the separate proposals, please note that to the extent approval of one proposal, such as the issuance of the Series A Preferred Stock, is contingent on the approval of another proposal, such as the authorization of preferred stock, this should be clearly disclosed. Also disclose any consequences to you in the event you fail to obtain shareholder approval. In addition, include a revised form of proxy that allows shareholders to vote separately on each proposal. See Question 101.02 of the Staff's Compliance and Disclosure Interpretations regarding Exchange Act Rule 14a-4(a)(3).

Series A Preferred Stock, page 8

3. You state here that proposal 4 seeks approval for the authority to issue 1,200,000 shares of preferred stock. However, proposal 4 seeks approval for authority to issue up to 5,000,000 shares of preferred stock. Please revise to address this discrepancy.

Proposal 3 – Approval Of An Amendment To Outstanding Warrants To Reduce The Exercise Price, page 12

4. You state that the descriptions of the warrants "do not purport to be complete" and qualify the descriptions by referring to the exhibits filed with the SEC, including specific Forms 8-K. You include a similar qualification of your description of the securities purchase agreement. Please revise your disclosure to provide a materially complete description of both the warrants and the securities purchase agreement.

Proposal 4 – Approval of an Amendment to the Certificate of Incorporation to Provide Authority to Issue Preferred Stock, page 14

5. Your disclosure in this proposal is unclear as to whether you are seeking approval solely for the issuance of 5,000,000 shares of preferred stock or whether you are seeking approval for the creation of 5,000,000 shares of authorized preferred stock with 1,300,000 of those shares designated as Series A Preferred Stock. Please revise to clarify your intent under this proposal. In this regard, tell us whether you presently have any plans, proposals or arrangements to issue any shares of preferred stock, other than in connection with the Preferred Stock Transaction currently addressed in proposal 2. If not, please state that you have no such plans, proposals, or arrangements, written or otherwise, at this time to issue the newly authorized shares of preferred stock other than in connection with the Preferred Stock Transaction.

Proposal 6 – Approval of the 2014 Equity Incentive Plan, Page 17

6.   Please disclose whether there are any current plans to make specific grants or awards under the 2014 Equity Incentive Plan. If so, please include the New Plan Benefits table or tell us why you do not believe that the table is required. Refer to Item 10(a)(2) of Schedule 14A. If there are no current plans to make specific awards under the Plan or the benefits or amounts are not determinable, please revise your disclosure to provide a statement to that effect.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ji Shin, Attorney-Advisor, at (202) 551-3579 or, in her absence, the undersigned at (202) 551-3457 with any questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-mail
       Richard G. Satin, Esq.
       Schnader Harrison Segal and Lewis LLP